Asim Grabowski-Shaikh Senior Managing Associate	asim.grabowski-shaikh@dentons.com D +1 212 768 5328 Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 USA T +1 212 768 6700 F +1 212 768 6800

September 30, 2015

VIA EDGAR & OVERNIGHT COURIER

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CNS Response, Inc.
Proxy Statement on Schedule 14A
Filed September 18, 2015
File No. 001-35527

 Dear Mr. Reynolds:

This letter sets forth the response of CNS Response, Inc. (the “Company”) to the comment letter, dated September 28, 2015, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 18, 2015 (the "Preliminary Proxy"). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Please note that all references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein, are to Amendment No. 1 to the Company's Preliminary Proxy Statement on Schedule 14A, dated and filed with the Commission on September 30, 2015 (the “Amended Preliminary Proxy”), which reflects all changes to the Preliminary Proxy. We are also sending a courtesy package containing a copy of this letter and the Amended Preliminary Proxy for the Staff, in care of Mr. Ruairi Regan.

Proposal 3, Page 14
Purpose of the Proposal

1.	Please clarify whether you have existing plans to issue additional authorized shares. We note, for example, that it appears you intend to issue shares upon conversion of your outstanding convertible notes. Please provide the disclosure required by Item 11(c) and (d) of Schedule 14A.

Response:

In accordance with the Staff's comment, the Company has revised the disclosure under "Proposal 3--Authorized Share Amendment Proposal" appearing on page 14 of the Amended Proxy to clarify that newly issued shares may be used by the Company to satisfy its obligations to make interest payments on the Notes, or upon the conversion or redemption of convertible notes that may be issued in the future.

The Company further revised the disclosure under "Proposal 3--Authorized Share Amendment Proposal--Purpose of the Plan", appearing on page 14 of the Amended Preliminary Proxy, to provide additional disclosure: (i) that approximately 3.5 million of the newly authorized shares may be used by the Company to satisfy its obligation to pay interest earned on the Notes through their March 21, 2016 maturity date (subject to increase, as interest continues to accrue on the Notes), (ii) that other than for the above issuance, the Company has no current plan, commitment, arrangement, understanding or agreement regarding the issuance of additional shares of Common Stock that would result from the increase, (iii) of the potential dilutive impact to stockholders that may result from additional issuances of newly authorized shares of Common Stock and (iv) of the potential impact that an increase in the authorized number of shares may have to discourage an attempt to take over, or obtain control of, the Company and its stockholders by means of a takeover bid that the Board of Directors determines is not in the best interest of the Company and its stockholders.

Mr. John Reynolds	Page 2	September 30, 2015

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to call me at (212) 768-5374.

Sincerely, /s/ Asim Grabowski-Shaikh Asim Grabowski-Shaikh

cc:    George Carpenter, CNS Response, Inc.

Paul Buck, CNS Response, Inc.

Jeffrey A. Baumel, Esq., Dentons US LLP

John J. Khouri, Esq., Dentons US LLP

Pamela Howell, U.S. Securities and Exchange Commission

Ruairi Regan, U.S. Securities and Exchange Commission